January 12, 2026

T. Ronan Kennedy
Chief Executive Officer and Chief Financial Officer cbdMD, Inc.
2101 Westinghouse Blvd.
Suite A
Charlotte, NC 28273

       Re: cbdMD, Inc.
           Registration Statement on Form S-1
           Filed January 5, 2026
           File No. 333-292567
Dear T. Ronan Kennedy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Brian Bernstein, Esq.